AMENDMENT NO. 4 TO THE
2014 EQUITY PARTICIPATION PLAN
OF CIVEO CORPORATION
(as Amended and Restated as of May 12, 2016)

WHEREAS, Civeo Corporation, a limited company organized under the laws of British Columbia, Canada (the “Company”), maintains the 2014 Equity Participation Plan of Civeo Corporation, as most recently amended and restated as of May 12, 2016 (the “Plan”); and

WHEREAS, the Company has determined that, subject to and effective upon shareholder approval of the same, the Plan should be amended as set forth herein.

NOW, THEREFORE, subject to and effective upon shareholder approval of the same, the Plan is hereby amended as follows:

1.Section 2.1(a) of the Plan is deleted in its entirety and replaced with the following:

The shares subject to Options, SARs, Restricted Shares, Performance Awards, Dividend Equivalents, Deferred Shares, or Share Payments shall be Common Shares. The aggregate number of such Common Shares which may be issued upon exercise of such options or rights or under any such awards under the Plan shall not exceed 3,028,667, all of which shall be available for issuance pursuant to Incentive Options. Common Shares issuable upon exercise of such options or rights or upon any such awards may be either previously authorized but unissued shares or treasury shares, including shares reacquired by the Company.

2.Section 6.3 of the Plan is deleted in its entirety and replaced with the following:

Rights as Shareholders. Upon the issuance of Restricted Shares, the Restricted Shareholder shall have, unless otherwise provided by the Committee, all the rights of a shareholder with respect to said shares, subject to the restrictions in his Restricted Share Agreement, including the right to accrue all dividends and other distributions paid or made with respect to the shares; provided, however, that in the discretion of the Committee, any extraordinary distributions with respect to the Common Shares shall be subject to the restrictions set forth in Section 6.4; provided, further, that dividends shall not be paid out prior to the time the underlying Restricted Shares vest. For the avoidance of doubt, no dividends or Dividend Equivalents on any Award may be paid out prior to the date such Award vests.

3.Section 3.6 of the Plan is deleted in its entirety and a new Section 9.13 is hereby added to read as follows:

Minimum Vesting. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan shall not vest over a period of less than one year from the date on which the Award is granted; provided that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (a) Awards granted to Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareholders that is at least 50 weeks after the immediately preceding year’s annual meeting, and (ii) any additional Awards that the Company may grant, up to a maximum of five percent (5%) of the available share reserve authorized or issuance under the Plan under Section 2.1(a) (subject to adjustment under Section 9.3); provided, further, that the Committee may authorize acceleration of vesting of such Awards in the event of the recipient’s earlier death, disability or termination without cause or in the event of a Change of Control.